Day, Berry & Howard llp
counsellors at law
November 14, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Linda Cvrkel

Re:	Centerplate, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 28, 2004
Form 10-Q for the Quarter Ended March 29, 2005
Form 10-Q for the Quarter Ended June 28, 2005
File No. 001-31904
Dear Ms. Cvrkel:
     Set forth below are the Company’s responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2005 with respect to the filings captioned above. The following responses are keyed to the sequential numbering of the comments contained in the Commission’s letter.
Form 10-K for the Fiscal Year Ended December 28, 2004
Item 1. Business
Clients and Services, page 2
     Comment 1. We note per the business section of your document and your website that your company offers catering services, concession services, management services, and merchandise and program sales services. Please disclose the revenues from external customers for each of your major services. Refer to the requirements of paragraph 37 of SFAS No. 131.
     Response 1. While the Company offers catering services, concession services, management services, and merchandise and program sales services, the Company respectfully submits that a breakdown of its revenues by these categories would not reflect the way that the Company contracts for its services or manages its operations. The Company tracks its revenues by the type of facility served (sports facilities, convention centers and other entertainment venues) and discloses the percentage of its net sales from each such type of facility (see pages 3-5 of the Form 10-K). The Company views all of its services at each type of facility as being a single group of services within the meaning of paragraph 37 of SFAS 131.

Securities and Exchange Commission

November 14, 2005
Item 3. Legal Proceedings, page 10.
8. Commitments and Contingencies, page F-20
     Comment 2. We note per your discussion of legal proceedings in your Form 10-K that Service America, one of your subsidiaries, entered into a settlement agreement with Pharmacia Corp. and Solutia Inc. to resolve all of Service America’s alleged liability for past and future environmental remediation costs at a site in Illinois. Although we note per your Form 10-Q for the period ended June 28, 2005 that the settlement agreement was not approved by the court until June 9, 2005, it would appear that it was at least a reasonable possibility that your company had incurred a liability associated with the remediation costs at December 31, 2005. Furthermore, we note that the acceptance of the settlement agreement by the Pharmacia and Solutia may indicate that it was probable that such liability had been incurred and that the liability could be estimated at December 31, 2004. As such, please tell us and disclose the amount of your company’s settlement with Pharmacia and Solutia, and indicate whether you have accrued a liability for your company’s portion of the environmental remediation costs at December 31, 2004, based upon the settlement amount. If no liability for the remediation costs has been accrued by your company, please tell us why you believe that it was not necessary to record a charge and please disclose an estimate of your company’s possible loss or range of loss associated with the environmental remediation. Please refer to the requirements of paragraphs 8 through 10 of SFAS No. 5.
     Response 2. At December 28, 2004, the end of its last fiscal year, the Company had accrued in its financial statements the settlement amount in connection with the Pharmacia and Solutia claim. The settlement amount was not material and the liability was fully offset by a receivable for insurance. The Company is unable to disclose the amount of the settlement because it is confidential under the terms of the settlement agreement. As part of the settlement agreement, the Company is fully indemnified from any liabilities arising in connection with environmental matters involving the Illinois site. Thus, it is not probable that there will be any future event causing the Company a loss in connection with this environmental claim.

Securities and Exchange Commission

November 14, 2005
Item 7. Management’s Discussion and analysis of Financial Condition and Results of Operations.
Critical Accounting Policies
-Recoverability of Property . . . and Other Intangible Assets, page 19
     Comment 3. We note per your disclosures in the “Critical Accounting Policies” section of your document that you account for your company’s trademarks as indefinite-life intangible assets. Paragraph 11 of SFAS No. 142 states that the useful life of an intangible asset (to an entity) is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Please tell us why you believe that your company’s trademarks will contribute indefinitely to the future cash flows of your company.
     Response 3. The Company’s trademarks (principally the corporate names of its subsidiaries) are treated as indefinite-life intangible assets because the Company expects to continue to use these well-recognized names in the conduct of its business for an indefinite period of time. Accordingly, the Company expects these names to contribute indefinitely to its future cash flows. Under paragraph 11 of SFAS No. 142, assets with indefinite useful lives are not amortized. An analysis of all pertinent factors in accordance with paragraph 11 does not reveal any limitation on the useful life of these names. As indicated in paragraph 11, if no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the asset, it is deemed to have an indefinite life. The corporate names of the Company’s subsidiaries would seem to be similar to the trademark discussed in Example 7 in Appendix A to SFAS No. 142, in that the subsidiaries have the right to use their names indefinitely, and there is no evidence that the names will cease to contribute to future cash flows at any definite time in the future.
Outlook, page 25
     Comment 4. We note per page 28 of the document that a number of major league sports teams have announced their intentions to build or obtain new stadiums. We also note per page 31 in the “Cautionary Statement Regarding Forward-Looking Statements” section of your document that if a sports team tenant of a facility that your company serves relocates or the ownership of a facility you serve changes, your company may lose the contract for that facility. As such, to the extent known, we believe that you should expand the disclosures in the MD&A section of your document to discuss the impact that the building of new stadiums is expected to have on your results of operations. For example, to the extent that your company currently holds long-term contracts at facilities where the occupying sports teams are currently building new stadiums, please discuss (1) your company’s financial exposure to the loss of long-term contracts that may be at risk, (2) whether your company has begun renegotiations for contracts that may be at risk, and (3) the transferability of contracts that may be at risk.
     Response 4. It is difficult to determine the impact that the new stadium-building trend may have on the Company’s results of operations as many factors that would go into the analysis are unknown and can only be determined on a case by case basis. For instance, in any given case, although plans to build a new stadium may be announced, the failure to obtain consents, financing or other factors may mean that the project does not go forward as planned, or that there are significant delays in the process. Thus, the impact that the building of a particular stadium may have is difficult, if not impossible, to predict. Moreover, the materiality of a potential contract loss depends on the profitability

Securities and Exchange Commission

November 14, 2005
of the particular contract, the impact of other contract gains and losses during that year and whether the loss may free up resources that can be used for other contracts. The loss of a contract due to new stadium development would not be material if the underlying contract were not material.
     In the bidding process, the Company typically is required to enter into confidentiality agreements that prevent it from disclosing any details about the process, including, at times, the fact that it is a bidder, until the process is complete.
     Furthermore, if an existing client were to announce its plans to build a new stadium, the Company would, depending on the terms of its contract, treat it similarly to a renewal. The Company annually discloses in its Form 10K the number of contracts that are up for renewal each year and the percentage of revenues represented by such contracts. The Company assures you that it will disclose any loss or award of any contract that is material to its business when it occurs as is required by the securities laws.
Liquidity and Capital Resources, page 25
     Comment 5. We note per the “Liquidity and Capital Resources” section of your document that your company received an aggregate of approximately $16.5 million as a result of certain clients exercising their right to return all or a portion of the unamortized capital investment made by your company to acquire their respective contracts. Please tell us and expand upon your disclosures in MD&A to discuss:
•	The reason(s) that $16.5 million of capital was returned by certain of your clients.

•	Whether the returned capital relates to contracts that have been cancelled, and if so, the significance of the cancelled contracts to your results of operations.

•	The amount of gain or loss, if any, that was realized and recognized as a result of the returned capital.
     Response 5. The return of approximately $16.5 million in cash to the Company by two clients in fiscal 2004 was due to decisions by those clients that the unamortized portion of the capital investment made by the Company under its respective agreements with those clients was not needed. Neither contract was cancelled, and no material gain or loss was recognized in connection with the return of capital. We have clarified in our disclosure that those clients remain current clients.
     In general, contracts that call for high up-front payments allow the Company to pay lower commissions during the term of the contract, while contracts that require lower-up front payments call for higher commissions during the term of the contract. One of the two clients who returned capital to the Company in fiscal 2004 did so as a result of contractual negotiations in which the client agreed to return the cash to the Company in exchange for receiving higher commissions on the Company’s sales made in the facility. The other client utilized a previously

Securities and Exchange Commission

November 14, 2005
negotiated contractual provision that allowed the client to return cash to the Company in exchange for receiving higher commissions on sales by the Company in the facility. Historically, return of these up-front payments has occurred very infrequently.
     Comment 6. We note the discussion in footnote (6) to your Selected Financial Data indicating that your Subordinated Notes contain certain covenant requirements impacting your ability to pay dividends based on the measure described as “Adjusted EBITDA”. Please revise the “Liquidity and Capital Resources” section of MD&A and the notes to your financial statements in future filings to include a discussion regarding this covenant and its impact on your ability to pay dividends. MD&A should also be revised to include a discussion of any restrictions on your ability to pay dividends imposed by the terms of your other financing arrangements. Refer to the requirements of Rule 4-08(e) of Regulation S-X.
     Response 6. As noted in footnote (6) to the Selected Financial Data, the indenture governing the Company’s Subordinated Notes contains a covenant prohibiting the payment of dividends if the ratio of Adjusted EBITDA to fixed charges falls below 2.0 to 1.0. The table in footnote (6) enables the reader to determine the actual ratio of Adjusted EBITDA to fixed charges. The Company’s credit agreement prohibits payment of dividends if the Company fails to comply with a maximum net total leverage ratio, a maximum net senior leverage ratio and an interest coverage ratio. From time to time, one or more of these ratios may be more restrictive than the Adjusted EBITDA to fixed charges ratio. In future filings on Form 10-K, the Company will describe the different ratios contained in the indenture and the credit agreement in the “Liquidity and Capital Resources” of the MD&A.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
-Cost in Excess of Net Assets Acquired and Trademarks, page F-10
     Comment 7. Please explain why you believe it was appropriate to capitalize the $225,000 of costs associated with the change in the Company’s trade name to Centerplate. As part of your response, please explain the specific nature and amounts of the costs capitalized and explain why you believe this treatment is appropriate and in accordance with the guidance outlined in SFAS No.142.
     Response 7. The $225,000 did not relate to the change in the Company’s trade name to Centerplate but to trade names for the Company’s various branded products (food concepts such as “Top Dog” and “Taste of the East”). The amounts were paid to third parties for researching the availability of the trade names and trademarks, the execution of various brand and trade names and other related services. The $225,000 does not include internal development costs associated with the Company’s trade names. Accordingly, it is appropriate to capitalize these

Securities and Exchange Commission

November 14, 2005
third party costs in accordance with SFAS 142. The Company will include this clarification in its future filings on Form 10-K.
     Comment 8. We note the disclosure indicating that the Company reduced costs in excess of net assets acquired by approximately $5.4 million as a result of recognition of tax benefits associated with the Service America net operating loss carryforwards and federal tax credits during 2004. Please tell us and revise your financial statements to explain why these benefits were recognized during 2004 rather than in prior periods.
     Response 8. As part of its acquisition of Service America Corporation in 1998, the Company recorded a reserve against the federal and state net operating losses and various tax credits which Service America had accumulated, in accordance with the guidance provided by SFAS 109, paragraph 261. The reserve was established based on our assessment of tax positions taken by Service America on prior tax returns and the potential effect of these items on net operating losses and tax credits. In accordance with the guidance provided by SFAS 109, paragraph 268, the Company determined that it was appropriate to recognize $5.4 million in tax benefits associated with the Service America net operating loss carryforwards and other tax benefits in fiscal 2004 when the federal tax audits were concluded for the periods in which the Company used these net operating loss carryforwards and other tax benefits. The Company agrees to add this explanation in its future filings on Form 10-K.
     Comment 9. We note per your disclosures on page F-10 of your document that the accumulated amortization for cost in excess of net assets acquired and trademarks was approximately $6,478,000 at December 30, 2003 and $3,551,000 at December 28, 2004. Please tell us why the accumulated amortization balance decreased between fiscal year 2003 and fiscal year 2004.
     Response 9. There was no change in the accumulated amortization for either costs in excess of net assets acquired or for trademarks from fiscal year 2003 to fiscal year 2004. On page F-10 of the Form 10-K the Company has disclosed that “[A]ccumulated amortization for costs in excess of net assets acquired and trademarks were approximately $6,748,000 and $3,551,000 respectively at both December 30, 2003 and December 28, 2004.” (emphasis added). Thus, the accumulated amortization for costs in excess of net assets was $6,748,000 in fiscal years 2003 and 2004 while accumulated amortization for trademarks was $3,551,000 in fiscal years 2003 and 2004.
     -Accounting Treatment for IDSs, Common Stock Owned by Initial Equity Investors and Derivative Financial Instruments, page F-11
     Comment 10. Based on the disclosures provided in MD&A and Note 2, it is not clear how the amount initially allocated to common stock with the conversion option of $14.0 million, and the related discount recognized, were calculated or determined. Please tell us and revise

Securities and Exchange Commission

November 14, 2005
future filings to explain in further detail how the amount allocated to these common shares was determined.
     Response 10. As disclosed in Note 2, in connection with its initial public offering in December 2003 (the “IPO”), the Company agreed with certain investors who held stock prior to the IPO (the “Initial Equity Investors”), to issue up to approximately $14.4 million in subordinated notes in exchange for a portion of the shares of common stock held by the Initial Equity Investors, if the Initial Equity Investors entered into an agreement with one or more underwriters to sell their interest in a public offering. Because of this exchange right, the shares of common stock that can be exchanged for subordinated notes are treated as a separate class of redeemable stock that has a redemption value of approximately $14.4 million.
     The agreement with the Initial Equity Investors also provided that the Initial Equity Investors could not effect this exchange for the first 180 days following the closing of the IPO. Accordingly, the value of their exchange right was subject to a discount that was determined to be approximately $0.4 million at the end of fiscal year 2003. The amount of the discount was reduced ratably over the 180-day restriction period until the restriction was removed. The discount was determined by applying the effective interest rate method over the life of the 180-day holding period, with the amortization of the discount being treated as a dividend to the Initial Equity Investors over the course of the 180-day restriction period.
     To determine the number of shares of common stock that the Initial Equity Investors could convert into subordinated debt, the Company divided the exchange rate of $9.30, provided in the agreement, by the original issue price of the Company’s income deposit securities (“IDSs”), registered in the IPO, of $15.00 at December 4, 2003 (the quotient equals 0.62). The quotient was then multiplied by the total number of shares owned by the Initial Equity Investors (4,060,997 shares) to determine the number of IDSs that the Initial Equity Investors would own after conversion (2,517,817 IDSs, each comprised of one share of stock and a subordinated note). The number of shares owned by the Initial Equity Investors before conversion (4,060,997) was then reduced by the number of shares they would own after conversion (2,517,817) to determine the number of shares of common stock to be converted into subordinated debt (1,543,180 shares) at the exchange rate of $9.30 per share resulting in the $14.4 million amount. This calculation has been added to the disclosure in our most recent Form 10-Q filing.
     Comment 11. Also, please tell us and explain in MD&A and the notes to your financial statements how you initially determined the fair value of the option conveyed to the Initial Equity Investors to exchange common stock for subordinated debt and explain how this option is revalued at the end of each reporting period. In addition, since the initial recognition of this right was reflected as an increase to the Company’s accumulated deficit (i.e., similar to a dividend), please tell us and clarify in your financial statements whether this amount was subtracted from the net earnings allocated to the common shares with conversion rights to arrive at net income allocable to these shareholders.

Securities and Exchange Commission

November 14, 2005
If not, please explain why you believe the treatment used was appropriate. We may have further comment upon receipt of your response.
     Response 11. The fair value of the option conveyed to Initial Equity Investors to exchange common stock for subordinated debt is determined at the end of each reporting period using the Black-Scholes method of valuation. The initial valuation of the option was not charged to net earnings allocated to common shares with conversion rights; instead, the right to convert stock to subordinated debt was conveyed to all common stockholders, immediately prior to, but conditioned upon, the issuance of new shares of common stock in the IPO. Consequently, the Company believes that this was an equity transaction similar to the payment of a dividend on common stock before the separate class of common stockholders existed. The Company respectfully notes that the treatment of the option was previously discussed with the staff of the Commission on a conference call that took place on September 1, 2004 at 10:00 am. During this call, the Company was informed by members of the SEC staff that they believed that the Company’s treatment of the option conveyed to Initial Equity Investors was appropriate.
     Comment 12. Furthermore, please tell us and clarify in your financial statement disclosures how the weighted average shares used to compute basic and diluted earnings per share for the common shares with the conversion option was calculated or determined. Additionally, tell us and revise future filings to explain how the Company’s net income is allocated between the two classes of common shares and provide reconciliations of the numerators and denominators used in each basic and diluted earnings per share computation in the notes to your financial statements. Refer to the requirements of paragraph 40 of SFAS No.128. Your statements of operations should also be revised in future filings to disclose the net earnings allocated to each class of common shareholders. Refer to the guidance outlined in SAB Topic 4:F which we believe is analogous to your circumstances.
     Response 12. For the periods prior to our IPO, basic and diluted earnings per share was calculated by dividing net income (loss) available to common shares by the weighted average common shares outstanding during the period.
     Following the completion of the IPO, the common stock held by the Initial Equity Investors has been treated as a separate class of common stock for presentation of earnings per share. Basic and diluted earnings per share without conversion option is calculated by dividing net income (loss) available to common stockholders with or without the conversion option by the weighted average common shares (includes both shares with and without the conversion option). Basic and diluted earnings per share with conversion option is calculated by dividing net income (loss) available to common stockholders with or without the conversion option by the weighted average common shares (includes both shares with and without the conversion option) plus the accretion of the conversion option divided by the weighted average shares outstanding with conversion option.

Securities and Exchange Commission

November 14, 2005
     After the completion of the IPO and the subsequent exercise of the over-allotment option in December 2003, the Company had 22,524,992 common shares outstanding, of which 4,060,997 had the conversion option and the remaining 18,463,995 did not. Subsequent to the end of the fiscal 2003 period, the weighted average number of shares was equivalent to the total number of shares outstanding (22,524,992). For the fourth quarter 2003 and fiscal year 2003, the weighted average number of shares, both with and without the conversion option, were determined by calculating the total number shares outstanding of each and weighting by the number of days in the period.
     Although two classes of common shares have been presented, for future periods there will be no difference in the amount of net income (loss) available to holders of those two classes. As described in Response 10, the accretion of the conversion option which was a deemed dividend to the Initial Equity Investors only affected the calculation for 180 days (the required holding period) following the IPO and will have no subsequent impact on earnings per share.
10. Benefit Plans, page F-21
     Comment 13. Please disclose the amount of your company’s contributions to multi-employer plans for each annual period for which a statement of income is presented. Refer to the requirements of paragraph 12 of SFAS No. 132(R).
     Response 13. The Company contributed $1,533,677 to multiemployer plans during the fiscal year ended December 30, 2003 and $1,747,555 during the fiscal year ended December 28, 2004. These figures consist of payments made by the Company to the union pension plans of its employees. The Company will separately disclose amounts contributed to multiemployer plans in its future filings on Form 10-K.
15. Demand for Registration, page F-23
     Comment 14. We note that in June of 2004, the Initial Equity Investors of your company exercised their rights under a registration rights agreement to require your company to file a registration statement and undertake a public offering of the Initial Equity Investors’ remaining interest. As a result of the Initial Equity Investors’ exercise of their rights under the registration rights agreement, your company has incurred approximately $787,000 in costs related to the offering, which have been recorded as other long-term assets. We note further that your company will receive no proceeds from this offering. It is the staff’s position that costs of an offering should be expensed if no proceeds will be received in the offering (such as costs associated with a selling shareholder document), or proceeds are not reasonably expected to exceed costs. Please revise your financial statements to record the costs incurred in conjunction with registering the interests of the Initial Equity Investors as expenses, rather than long-term assets.

Securities and Exchange Commission

November 14, 2005
     Response 14. The Company believes that it does not have to expense the $787,000 because, in fact, in an offering of IDSs by the Initial Equity Investors, the Company would be relieved of a liability (the obligation to convert shares into subordinated notes) and would also be entitled to receive, from the proceeds of the offering, an amount equal to five months’ interest on the subordinated notes issued in the exchange (approximately $0.8 million). The Company would then be required to deposit such amount to fund the cash collateral account under its credit agreement.
17. Quarterly Results of Operations (Unaudited), page F-24
     Comment 15. Please expand your disclosures in Footnote 17 to your financial statements in future filings to describe the effect of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years. For example, your disclosures should discuss the effect of transaction expenses associated with your company’s IPO on the results of operations for the fourth quarter of 2003, and the effect of the premium paid for the repurchase of your company’s 1999 senior subordinated notes on the results of operations for the applicable quarters in both 2003 and 2004. Your expanded disclosures should also include other matters that may require expanded discussion but are not specifically cited above. Please refer to the requirements of Item 302(a)(3) of Regulation S-K.
     Response 15. The Company has disclosed transaction expenses associated with its IPO and the premiums paid for the purchase of the 1999 senior subordinated notes under the “Results of Operations” section on page 23 of its Form 10-K and in the discussion of the uses of cash in financing activities on page 26 of the Form 10-K.
     The Company agrees to expand its disclosures in its financial statements to describe the effect of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years in its future filings with the Commission.
     Comment 16. In addition, Item 302(a)(1) of Regulation S-K requires the disclosure of net income or net loss per share for each full quarter within the two most recent fiscal years. Please revise the disclosures in your future filings, accordingly.
     Response 16. The Company has disclosed its net income and net loss per share for each quarter within the two most recent fiscal years in its Form 10-K on the table on page 22 under the section “Seasonal and Quarterly Results.” The Company agrees to disclose this information in the appropriate footnotes in its future filings on Form 10-K.

Securities and Exchange Commission

November 14, 2005
Form 10-Q for the period ended June 28, 2005
General
     Comment 17. Please address our comments regarding your Annual Report on Form 10-K in your Quarterly Reports on Form 10-Q, where applicable.
     Response 17. The Company notes and will comply with the Commission’s request where applicable.
Item 1. Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
2. Summary of Significant Accounting Policies
-Reclassifications, page 10
     Comment 18. We note per the disclosure of your company’s significant accounting policies that you have determined that changes in the restricted cash balance should be presented as an investing activity, instead of the prior presentation as a financing activity. As your company’s cash collateral requirements are determined by your financing agreement, please tell us why you believe the reclassification in your statement of cash flows is appropriate.
     Response 18. The Company determined that the cash that is restricted under the terms of its credit agreement should be treated as an investment rather than a financing activity because the Company is contractually limited by the terms of the credit agreement in its ability to withdraw these funds. Accordingly, funds deposited in restricted cash accounts under the credit agreement are the equivalent of an investment where the return of principal requires the satisfaction of various conditions and not just the presentation of a demand for withdrawal. Deposits or withdrawals of the principal balances in these accounts therefore represent the creation or return of an investment that should be presented as investing activities in the statement of cash flows.
     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Rina E. Teran, Associate General Counsel and Corporate Secretary of the Company, at (203) 975-5906. Please direct any future correspondence to Janet L. Steinmayer, President and Chief Operating Officer at 300 First Stamford Place, Floor 4W, Stamford, CT 06902.
Very truly yours,
/s/ Bonnie J. Roe
Bonnie J. Roe

cc:	Paul W. MacPhail
Janet L. Steinmayer
Kenneth R. Frick
Rina E. Teran
Jeannine Beerman